UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)*

Under the Securities Exchange Act of 1934

Navios Maritime Holdings Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

Y62196103

(CUSIP Number)

Navios Maritime Holdings Inc.

Attn: Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

Tel. No. + 37797982140

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62196103	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Angeliki Frangou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,723,045 (Includes shares owned by Raymar Investments S.A. and Amadeus Maritime S.A.) (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,723,045 (Includes shares owned by Raymar Investments S.A. and Amadeus Maritime S.A.) (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,723,045 (Includes shares owned by Raymar Investments S.A. and Amadeus Maritime S.A.) (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Amounts include 1,867,445 vested options to purchase shares of Common Stock of the Issuer and 802,239 unvested options to purchase Common Stock of the Issuer which will vest within 60 days of the date hereof. Amounts do not include 1,032,391 unvested options to purchase shares of Common Stock of the Issuer. When such options vest, Ms. Frangou will beneficially own 28,755,436 shares of the Issuer’s Common Stock, representing approximately 26.6% of the Issuer’s outstanding Common Stock as of the date hereof.

CUSIP No. Y62196103	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Amadeus Maritime S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,277,931
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,277,931
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,277,931
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Explanatory Note:

Except as specifically amended and supplemented by this Amendment No. 8 (“Amendment No. 8”), and by Amendment No. 1 filed on February 2, 2005, Amendment No. 2 filed on May 27, 2005, Amendment No. 3 filed on July 29, 2005, Amendment No. 4 filed on February 16, 2006, Amendment No. 5 filed on May 18, 2007, Amendment No. 6 filed on June 5, 2007 and Amendment No. 7 filed on October 28, 2010, all other provisions of the Schedule 13D filed by the Reporting Persons on December 16, 2004 (the “Original Schedule 13D”) remain in full force and effect. The original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”), of Navios Maritime Holdings Inc., a Marshall Islands corporation (the “Issuer”). The address of the principal executive office of the Issuer is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.

Item 3. Source and Amount of Funds or Other Consideration

The securities described herein reflect the vesting of the Issuer’s options to purchase shares of Common Stock and performance-based shares of restricted stock throughout 2013.

Item 4. Purpose of Transaction

Ms. Frangou has previously disclosed in this Schedule 13D that she intended, subject to market conditions, to purchase $20 million of Common Stock. As of the date hereof, she has acquired approximately $10 million of such Common Stock and still intends, subject to market conditions, to acquire the remaining $10 million of Common Stock. Neither the acquisition reported herein nor the acquisitions reported in Amendment No. 5 or Amendment No. 7 to this Schedule 13D will be applied by Ms. Frangou towards such remaining $10 million.

Item 5. Interest in Securities of the Issuer

(a) Ms. Frangou is the direct and indirect beneficial owner of an aggregate of 27,723,045 shares of Common Stock, such shares representing approximately 25.9% of the issued and outstanding shares of Common Stock of the Issuer (based upon 104,399,916 shares of Common Stock outstanding, based on information received from the Issuer). The number of shares beneficially owned by Ms. Frangou includes 12,943,885 shares of Common Stock, which includes 2,669,684 shares underlying options to purchase shares of the Issuer’s Common Stock (approximately 12.1%) owned directly, 1,501,229 shares of Common Stock (approximately 1.4%) owned indirectly, through Raymar Investments S.A. (“Raymar”), and 13,277,931 shares of Common Stock (approximately 12.5%) owned indirectly, through Amadeus.

(b) Ms. Frangou, directly and indirectly through Raymar and Amadeus, has sole voting power and sole dispositive power over 27,723,045 shares of Common Stock.

Item 7. Material to Be Filed as Exhibits

None.

Remainder of Page Intentionally Left Blank

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: April 29, 2014	/s/ Angeliki Frangou
Angeliki Frangou

Amadeus Maritime S.A.

Dated: April 29, 2014	By:	/s/ Jose Silva
Mr. Jose Silva
President